Mazevo Coffee Corporation



ANNUAL REPORT

5229 KING AVE W

BILLINGS, MT 59106

(406) 939-3524

https://www.mazevocoffee.com/

This Annual Report is dated April 11, 2025.

BUSINESS

Description of Business
Mazevo Coffee (Greek for "to gather") blends convenience and quality through its drive-thru concept. We create community and connection with personalized service, encouraging people to Love One Another. Starting from a garage in Montana, founders Tyler, Daniel, and Damion have expanded Mazevo into seven thriving locations across Montana, with plans for continued growth.

Mazevo Coffee is redefining the drive-thru coffee experience, offering fresh, handcrafted coffee with an emphasis on speed, quality, and hospitality. With $6.09 million in revenue in 2024, Mazevo is positioned to capitalize on the Northwest's thriving coffee culture, with a loyal and growing customer base. As we expand, we continue to set records for daily store visits, reinforcing our commitment to speed, quality, and consistency.

Our company is mission-driven, built on the idea that business should serve communities. Through expansion and new locations, we aim to deepen our impact, supporting initiatives like micro-loans for coffee farmers, ethical sourcing, and community outreach.

Business Model & Revenue Streams
Our business model prioritizes drive-thru sales, which account for 70-80% of total revenue, serving busy customers who value both quality and speed. We complement this with:✔ In-store purchases for customers who prefer a sit-down café experience.✔ Digital sales via the Mazevo Coffee mobile app.✔ Delivery partnerships with services like DoorDash, expanding accessibility.

Unlike many competitors, Mazevo prioritizes handcrafted coffee over automation. Our baristas are trained in the art of espresso and coffee-making, ensuring that every cup meets our high standards of quality and craftsmanship.

Corporate Structure & Subsidiaries
In May 2024, we officially incorporated as Mazevo Coffee Corporation, a Delaware C-Corp, consolidating our operations under a single holding company. Mazevo Coffee Corporation wholly owns the following subsidiaries:

LiveHisLove LLC – Retail coffee shops (drive-thru & in-store).

Mazevo Coffee Roasters LLC – Coffee roasting, packaging, and distribution.

Sparrow Distribution LLC – Logistics & wholesale coffee distribution.

Hyline Contracting LLC – Advertising, branding, and store buildout.

Mazevo Coffee of Bozeman LLC – Dedicated retail expansion in the Bozeman market.

With a proven business model, strong financial performance, and a commitment to community impact, Mazevo Coffee is positioned for long-term, sustainable growth while staying true to its mission: to radiate joy and be a light in every community we serve.

Previous Offerings

Previous Offerings
Name: Common Stock
Type of Security Sold: Equity
Final Amount Sold: $354,275.34
Number of Securities Sold: 191,923
Use of Proceeds: Growth & Expansion
Date: October 16, 2024
Offering Exemption Relied Upon: Section 4(a)(2)

The proceeds from this offering were used to support strategic growth initiatives, including new store openings, operational improvements, and brand expansion efforts. This funding played a critical role in expanding Mazevo Coffee's footprint, particularly with the Missoula store opening in Fall 2024.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Operating Results – 2024 Compared to 2023
Circumstances Leading to Financial Performance
2024 was a year of continued revenue growth but also higher operating costs, which impacted overall profitability. While new store openings expanded Mazevo's market presence, rising expenses—particularly in payroll and operating costs—created financial challenges that required strategic adjustments.

Revenue
Revenue for fiscal year 2023 was $5,361,571, compared to $6,087,886 in fiscal year 2024, reflecting a 13.55% increase.

This revenue growth was driven by:
✔ Organic customer base growth in existing locations.
✔ The opening of the Missoula store in Fall 2024.
✔ Increased brand awareness through marketing and digital efforts.

Cost of Sales
Cost of Sales for fiscal year 2023 was $2,646,724.90, compared to $2,856,394.03 in fiscal year 2024, an increase of 7.92%.

The increase in COGS was largely due to:
✔ Higher product sales volume, naturally increasing supply costs.
✔ Inflation-driven supplier price increases.
✔ Additional expenses related to new store operations and product sourcing.

Gross Margins
Gross margin for 2023 was $2,714,846.10, compared to $3,231,492.65 in 2024, a 19% increase in absolute margin dollars.

However, gross margin percentage decreased slightly due to higher costs associated with product sourcing, operational expansion, and wage increases.

Operating Expenses
Operating Expenses for fiscal year 2023 were $1,813,095, compared to $2,096,112 in 2024, an increase of 15.63%.

The rise in expenses was primarily driven by:
✔ Payroll expenses increasing by 37% to support business growth.
✔ Higher marketing spend (+39.56%) to expand brand reach.
✔ New store operational costs tied to Missoula and expanded staffing.

Despite these increases, operational efficiency improvements are a priority for 2025, with plans to optimize spending and improve cost management.

Historical Results & Cash Flows
Mazevo Coffee remains in a high-growth phase, with revenue generation increasing year-over-year. However, given the strategic expansion efforts, past cash flow trends are not fully indicative of future performance.

The company plans to:
 Refine its cost structure to stabilize margins.
 Leverage new store locations to drive revenue growth.
 Continue optimizing operations for long-term financial sustainability.

Looking ahead, Mazevo aims to restore profitability while maintaining steady revenue growth by controlling costs, improving operational efficiencies, and sustaining its commitment to quality and service.

Summary of Financial Performance
Metric 2023 2024 % Change
Net Revenue $5,361,571 $6,087,886 +13.55%
Cost of Goods Sold $2,646,724.90 $2,856,394.03 +7.92%
Gross Margin $2,714,846.10 $3,231,492.65 +19.00%
Operating Expenses $1,813,095 $2,096,112 +15.63%

Net Income $215,713 -$250,926.81 ↓ Loss

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $246,534.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt Summary (As of December 31, 2024)
Many of the company's loans, particularly those from Ascentium Capital and Leaf Capital, show a 0.0% interest rate. This is because interest and loan fees are lumped into the principal at the start of the loan, meaning no separate interest accrual occurs over time. Instead, the cost of borrowing is built into the loan balance upfront and repaid in fixed installments.
Ascentium Capital Loans
Creditor: Ascentium Capital
Amount Owed: $5,634.20
Interest Rate: 0.0%
Maturity Date: September 2025
Creditor: Ascentium Capital
Amount Owed: $5,891.05
Interest Rate: 0.0%
Maturity Date: May 2025
Creditor: Ascentium Capital
Amount Owed: $1,491.00
Interest Rate: 0.0%
Maturity Date: June 2025
Creditor: Ascentium Capital
Amount Owed: $6,070.40
Interest Rate: 0.0%
Maturity Date: December 2025
Creditor: Ascentium Capital
Amount Owed: $25,453.69
Interest Rate: 0.0%
Maturity Date: January 2028
Creditor: Ascentium Capital
Amount Owed: $50,572.78
Interest Rate: 0.0%
Maturity Date: June 2028
Creditor: Ascentium Capital
Amount Owed: $16,562.66
Interest Rate: 0.0%
Maturity Date: August 2026
Creditor: Ascentium Capital
Amount Owed: $91,498.65
Interest Rate: 0.0%
Maturity Date: April 2028
Creditor: Ascentium Capital
Amount Owed: $33,539.26
Interest Rate: 0.0%
Maturity Date: July 2027
Creditor: Ascentium Capital (Cash Flow Loan)
Amount Owed: $104,894.85
Interest Rate: 0.0%
Maturity Date: November 2025

EIDL Loan
Creditor: SBA (Economic Injury Disaster Loan)
Amount Owed: $106,177.34
Interest Rate: 3.75%
Maturity Date: May 28, 2050

Leaf Capital Loans
Creditor: Leaf Capital (Loan #100-7235611-001)
Amount Owed: $9,102.88
Interest Rate: 0.0%
Maturity Date: July 13, 2027
Creditor: Leaf Capital (Loan #100-7235611-002)
Amount Owed: $21,502.37
Interest Rate: 0.0%
Maturity Date: May 13, 2028

Vehicle Loans
Creditor: Loan - 2015 Chevy Express 3500
Amount Owed: $6,288.05

Interest Rate: 5.29%
Maturity Date: April 30, 2026
Creditor: Loan - 2014 Chevy Silverado
Amount Owed: $14,774.02
Interest Rate: 7.84%
Maturity Date: June 25, 2027
(Loan for 2013 Dodge Ram is fully paid off.)

Personal & Other Loans
Creditor: Loan from Rob Veltkamp
Amount Owed: $21,582.32
Interest Rate: 8.0%
Maturity Date: March 1, 2027
Creditor: Loan from Troy Taylor
Amount Owed: $0.00 (Fully paid off)
Creditor: Loan from Damion Taylor
Amount Owed: $75,140.43
Interest Rate: 22.6%
Maturity Date: December 1, 2025

Total Long-Term Liabilities (As of Dec 31, 2024): $596,175.89

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Name: Daniel Allen Botz
Daniel Allen Botz's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer & Director
Dates of Service: September 2024 - Present (CEO) | January 2018 - Present (CFO & Director)
Responsibilities: As CEO, Daniel oversees the overall strategic direction, operations, and financial health of Mazevo Coffee Corporation. He is responsible for leading business growth, financial planning, and corporate governance while ensuring the company's mission and culture are maintained.
Compensation: $52,000 annually

Name: Damion Taylor
Damion Taylor's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman of the Board
Dates of Service: September 2024 - Present (Chairman & CFO) | January 2016 - September 2024 (CEO & Chairman)
Responsibilities: As Chairman of the Board, Damion provides leadership and strategic oversight for Mazevo Coffee Corporation. He focuses on high-level decision-making, guiding long-term company vision, and supporting corporate governance.
Compensation: $52,000 annually

Name: Keira Taylor
Keira Taylor's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director & Bookkeeper
Dates of Service: January 2016 - Present
Responsibilities: Keira sits on the board and assists with financial oversight, bookkeeping, and recordkeeping to ensure financial accuracy and compliance.
Compensation: $24,000 annually

Name: Matthew Frick
Matthew Frick's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Marketing Officer & Director
Dates of Service: September 2017 - Present
Responsibilities: Matthew oversees brand storytelling, marketing strategy, and community engagement for Mazevo Coffee. He ensures consistency in branding across various channels and markets.
Compensation: $41,000 annually
Other business experience in the past three years:
Employer: First Interstate Bank
Title: Bank Teller
Dates of Service: February 2022 - July 2022
Responsibilities: Processed transactions for customers.
Employer: Stanwood Foursquare Church
Title: Worship and Technical Director
Dates of Service: January 2020 - December 2021
Responsibilities: Led worship and managed the audio, video, and lighting production team.

Name: Molly Hawk
Molly Hawk's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operating Officer & Director
Dates of Service: May 2021 - Present
Responsibilities: Molly oversees operational efficiency, growth planning, quality control, policy implementation, and team development for Mazevo Coffee.
Compensation: $52,000 annually
Other business experience in the past three years:
Employer: State of Montana
Title: Notary Public
Dates of Service: January 2023 - Present
Responsibilities: Certified as a Notary Public.

Name: Tyler Nash
Tyler Nash's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Relations Officer & Board Secretary
Dates of Service: October 2016 - Present
Responsibilities: Tyler manages internal and external company relations, builds strategic partnerships, and oversees compliance-related policies and risk management.
Compensation: $52,000 annually

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders (As of February 28, 2025)
Title of Class: Common Stock
Stockholder Name: Damion M. Taylor

Amount and Nature of Beneficial Ownership: 5,500,000 shares
Percent of Class: 53.70%
Stockholder Name: Tyler R. Nash

Amount and Nature of Beneficial Ownership: 3,300,000 shares
Percent of Class: 32.22%

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

Our Company Securities
The company has authorized equity stock. As part of the Regulation Crowdfunding raise completed on October 16, 2024, the company sold 191,923 shares of Common Stock, raising $354,275.34.

Common Stock
Authorized Shares: 11,000,000
Outstanding Shares: 10,191,923 (Reflecting the additional shares sold in the Regulation Crowdfunding raise.)
Voting Rights
The original 10,000,000 shares are subject to a shareholder agreement governing voting rights.
The 191,923 shares issued in the Regulation Crowdfunding raise are subject to a voting proxy agreement, outlined below.
There are no separate classes of voting stock—all Common Stockholders have voting rights.
Material Rights
No preemptive rights—shareholders do not have the automatic right to purchase additional shares.
Shares may be subject to transfer restrictions in compliance with securities laws.
In the event of a liquidation, dissolution, or sale of the company, stockholders are entitled to pro-rata distributions after all liabilities are satisfied.
Voting Rights of Securities Sold in This Offering
Voting Proxy Agreement (For 191,923 Shares Sold in the Regulation Crowdfunding Raise)
Each Subscriber who participated in the October 2024 Regulation Crowdfunding raise has appointed the Chief Executive Officer of the Company (the "CEO"), or their successor, as their true and lawful proxy and attorney, granting the CEO full authority to:

Vote all securities held by the Subscriber.

Receive and give notices and communications on behalf of the Subscriber.
Execute necessary corporate instruments or documents in connection with the securities.
Take any actions deemed appropriate for the management and corporate governance of the Company.
This proxy and power are irrevocable and will remain in effect under the following conditions:

If the Subscriber is an individual, the proxy remains effective even in the case of death, incompetency, or disability.
If the Subscriber is an entity, the proxy remains valid through mergers, reorganizations, or other entity changes.
The Proxy Agreement will terminate upon either:

A firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933.
The effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the company's Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The

Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the

Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Our Growth May Depend on Factors Beyond Our Control Our ability to achieve and sustain growth depends on a variety of factors, many of which are beyond our control. These factors include changes in consumer preferences, the state of the economy, and the availability of capital. Economic downturns or disruptions in the financial markets could make it more difficult for us to raise capital or access credit. Changes in consumer preferences or unfavorable economic conditions could reduce demand for our products and services, adversely affecting our revenue and profitability. Additionally, our ability to attract and retain customers depends on factors such as market conditions, competition, and regulatory changes, all of which are unpredictable. Investors should be aware that these external factors could significantly impact our business, operations, and financial performance. Dependence on Key Personnel Our success heavily relies on the expertise, experience, and performance of our key personnel, including our founders and senior management team. The loss of any key personnel, or the inability to attract and retain additional qualified employees, could harm our business operations and financial performance. The competition for skilled individuals in our industry is intense, and we may face challenges in hiring and retaining the talent necessary to execute our business strategy effectively. Moreover, any significant changes in our management team could disrupt our operations, affect employee morale, and hinder our ability to achieve our business objectives. Investors should consider the risks associated with our reliance on key personnel when evaluating this investment opportunity.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 11, 2025.

Mazevo Coffee Corporation

By   /s/ *Damion Taylor*

     Name: Mazevo Coffee Corporation

     Title: Director

Exhibit A

FINANCIAL STATEMENTS


MAZEVO COFFEE CORPORATION

2024
ANNUAL
REPORT

Daniel Botz - Chief Executive Officer
WWW.MAZEVOCOFFEE.COM

TABLE OF CONTENTS

A NOTE FROM OUR CEO



Daniel A. Botz
Chief Executive Officer
Mazevo Coffee Corporation

To Our Investors, Partners, and Team,

At Mazevo Coffee, our mission remains the same: to radiate joy and be a light in every community we serve, encouraging people to "Love One Another"—one cup at a time. As we look back on 2024, we recognize both the growth we achieved and the challenges we faced in a year that tested our resilience.

In Fall 2024, we proudly opened our Missoula location, expanding our reach and continuing our commitment to spread joy and be a light in every community we serve. Net revenue grew 13.55% to $6.09 million, showing that more people than ever are embracing what we do. However, with that growth came increased costs, making this a year of learning and necessary adjustments. While we celebrated strong revenue growth, profitability took a hit due to rising costs in multiple areas:

- Cost of Goods Sold (COGS) increased by 7.92%, impacting gross margins.
- Payroll expenses rose by nearly 37%, reflecting higher wages and new hires to support our expansion.
- Net income dropped from a $215K profit in 2023 to a $250K loss in 2024, a shift that we are actively working to correct.

As we move into 2025, we are focused on:

Driving sustainable revenue growth while restoring profitability.

Optimizing operations to improve efficiency and control costs.

Being more strategic with marketing spend, balancing growth with financial discipline.

Investing in our people and culture, because our team is what makes Mazevo special.

I, Daniel Botz, the Chief Executive Officer of Mazevo Coffee Corporation, hereby certify that the financial statements of Mazevo Coffee Corporation and notes thereto for the periods ending 12/31/23 and 12/31/24 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our tax returns were total income of $-4,489, taxable income of $-4,489, and total tax of $0.

Daniel A. Botz
Chief Executive Officer
Mazevo Coffee Corporation

Date:
3.10.2025

Description of Business

Mazevo Coffee (Greek for "to gather") blends convenience and quality through its drive-thru concept. We create community and connection with personalized service, encouraging people to Love One Another. Starting from a garage in Montana, founders Tyler, Daniel, and Damion have expanded Mazevo into **seven thriving locations** across Montana, with plans for continued growth.

Mazevo Coffee is redefining the drive-thru coffee experience, offering fresh, handcrafted coffee with an emphasis on speed, quality, and hospitality. With **$6.09 million in revenue in 2024**, Mazevo is positioned to capitalize on the Northwest's thriving coffee culture, with a loyal and growing customer base. As we expand, we continue to set records for daily store visits, reinforcing our commitment to speed, quality, and consistency.

Our company is mission-driven, built on the idea that business should serve communities. Through expansion and new locations, we aim to deepen our impact, supporting initiatives like micro-loans for coffee farmers, ethical sourcing, and community outreach.

Business Model & Revenue Streams

Our business model prioritizes drive-thru sales, which account for 70-80% of total revenue, serving busy customers who value both quality and speed. We complement this with:
In-store purchases for customers who prefer a sit-down café experience.
Digital sales via the Mazevo Coffee mobile app.
Delivery partnerships with services like DoorDash, expanding accessibility.

Unlike many competitors, **Mazevo prioritizes handcrafted coffee over automation**. Our baristas are trained in the art of espresso and coffee-making, ensuring that every cup meets our high standards of quality and craftsmanship.

Corporate Structure & Subsidiaries

In May 2024, we officially incorporated as Mazevo Coffee Corporation, a Delaware C-Corp, consolidating our operations under a single holding company. Mazevo Coffee Corporation wholly owns the following subsidiaries:
- **LiveHisLove LLC** – Retail coffee shops (drive-thru & in-store).
- **Mazevo Coffee Roasters LLC** – Coffee roasting, packaging, and distribution.
- **Sparrow Distribution LLC** – Logistics & wholesale coffee distribution.
- **Hyline Contracting LLC** – Advertising, branding, and store buildout.
- **Mazevo Coffee of Bozeman LLC** – Dedicated retail expansion in the Bozeman market.

With a proven business model, strong financial performance, and a commitment to community impact, Mazevo Coffee is positioned for long-term, sustainable growth while staying true to its mission: to radiate joy and be a light in every community we serve.

Previous Offerings

Reg Cf Ending October 16, 2024

NAME: COMMON STOCK

●

TYPE OF SECURITY SOLD: EQUITY

●

FINAL AMOUNT SOLD: $354,275.34

●

NUMBER OF SECURITIES SOLD: 191,923

●

USE OF PROCEEDS: GROWTH & EXPANSION

●

DATE: OCTOBER 16, 2024

●

OFFERING EXEMPTION RELIED UPON: SECTION 4(A)(2)

The proceeds from this offering were used to support strategic growth initiatives, including new store openings, operational improvements, and brand expansion efforts. This funding played a critical role in expanding Mazevo Coffee's footprint, particularly with the Missoula store opening in Fall 2024.

Operating Results
2024 Compared to 2023

Circumstances Leading to Financial Performance

2024 was a year of continued revenue growth but also higher operating costs, which impacted overall profitability. While new store openings expanded Mazevo's market presence, rising expenses—particularly in payroll and operating costs—created financial challenges that required strategic adjustments.

REVENUE

Revenue for fiscal **year 2023 was $5,361,571**, compared to **$6,087,886 in fiscal year 2024**, reflecting a **13.55% increase**.

This revenue growth was driven by:

Organic customer base growth in existing locations.

The opening of the Missoula store in Fall 2024.

Cost of Sales

Cost of Sales for fiscal year **2023 was $2,646,724.90**, compared to **$2,856,394.03 in fiscal year 2024**, an **increase of 7.92%.**

The increase in COGS was largely due to:

Higher product sales volume, naturally increasing supply costs.

Inflation-driven supplier price increases.

Additional expenses related to new store operations and product sourcing.

Operating Expenses

Operating Expenses for fiscal year **2023 were $1,813,095**, compared to **$2,096,112 in 2024**, an **increase of 15.63%**.

The rise in expenses was primarily driven by:

Payroll expenses increasing by 37% to support business growth.

Higher marketing spend (+39.56%) to expand brand reach.

New store operational costs tied to Missoula and expanded staffing.

Despite these increases, operational efficiency improvements are a priority for 2025, with plans to optimize spending and improve cost management.

Historical Results & Cash Flows

Mazevo Coffee remains in a high-growth phase, with revenue generation increasing year-over-year. However, given the strategic expansion efforts, past cash flow trends are not fully indicative of future performance.

The company plans to:

Refine its cost structure to stabilize margins.

Continue optimizing operations for long-term financial sustainability.

Looking ahead, Mazevo aims to restore profitability while maintaining steady revenue growth by controlling costs, improving operational efficiencies, and sustaining its commitment to quality and service.

Summary of Financial Performance

	2023	2024	% CHANGE
Net Revenue	$5,361,571	$6,087,886	13.55%
Cost of Goods Sold	$2,646,724.90	$2,856,394.03	7.92%
Gross Margin	$2,714,846.10	$3,231,492.65	19.00%
Operating Expenses	$1,813,095	$2,096,112	15.63%
Net Income	$215,713	-$250,926.81	↓ Loss

DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

LiveHisLove, LLC ("the Company") was established in Montana on December 8, 2015, and operates under the trade name Mazevo Coffee. The Company primarily generates revenue through its coffee shops, selling coffee products and pastries. Additionally, it distributes roasted coffee beans to other coffee shops and retailers. The Company is headquartered in Billings, Montana, and serves customers across the United States. Historically, the Company has operated through multiple Limited Liability Companies (LLCs), each overseeing different aspects of its business operations.

These additional entities were formed to support the core business of coffee production and sales. Below is a summary of these entities:

Hyline Contracting, LLC
Montana
April 30, 2018

Sparrow Distribution, LLC
Montana
December 11, 2019

Mazevo Coffee Roasters, LLC
Montana
December 15, 2021

Basis of Consolidation

As part of the formation of Mazevo Coffee Corporation, the newly established holding company, the financial statements of LiveHisLove LLC, Hyline Contracting LLC, Sparrow Distribution LLC, and Mazevo Coffee Roasters LLC have been consolidated. Mazevo Coffee Corporation serves as the parent entity for these subsidiaries.
The financial statements of these entities have been retrospectively consolidated to present a comprehensive and consistent view of the group's financial position and operating results as if they had always been part of a single entity. This approach ensures accurate representation of the Company's financial performance for the year ended December 31, 2023.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in accordance with U.S. GAAP, management has made estimates and assumptions that impact the reported amounts of assets, liabilities, and expenses, as well as disclosures of contingent assets and liabilities at the reporting date.
The estimation process requires significant judgment, and it is reasonably possible that estimates related to existing conditions at the reporting date may change in the near term due to future events. As a result, actual financial results may differ materially from these estimates.

Mazevo Coffee Corporation
Consolidated Profit and Loss (unaudited)
January - December 2024

NET REVENUE	$	6,087,886.68	**100%**
Cost of Goods Sold	$	2,856,394.03	**46.92%**
Advertising/Marketing	$	96,294.62	1.58%
Direct Operating Expense	$	928,347.03	15.25%
General Administrative Expenses	$	400,819.38	6.58%
Interest Expense	$	38,971.94	0.64%
Payroll Expenses	$	1,763,178.37	28.96%
Travel Expenses	$	46,357.37	0.76%
TOTAL	$	(42,476.06)	**-0.70%**
Depreciation & Amortization	$	207,659.89	3.41%
Other Misc	$	790.86	0.01%
Net Income	$	(250,926.81)	**-4.12%**

Mazevo Coffee Corporation
Consolidated Balance Sheet (unaudited)
January - December 2024

Cash Accounts	$	246,534.19
Inter-company Transactions (Mazevo Coffee Corporation)	$	0.00
Inventory Assets	$	222,495.99
Fixed Assets	$	567,709.26
Other Assets	$	66,748.17
TOTAL ASSETS	**$**	**1,103,487.61**
Cash Flow Accounts	$	168,618.65
Other Current Liabilities	$	46,316.30
Long-Term Liabilities	$	596,175.89
TOTAL LIABILITIES	**$**	**811,110.84**
Equity	$	292,376.77
TOTAL LIABILITIES & EQUITY	**$**	**1,103,487.61**

Mazevo Coffee Corporation
Consolidated Cash Flows (unaudited)
January - December 2024

OPERATING ACTIVITIES	$	(72,164.62)
INVESTING ACTIVITIES	$	105,306.47
FINANCING ACTIVITIES	$	173,438.83
NET CASH INCREASE FOR PERIOD	$	(6,310.32)
Cash at beginning of period	$	**146,399.01**
CASH AT END OF PERIOD	$	246,534.19

Mazevo Coffee Corporation
Consolidated Profit and Loss (unaudited)
January - December 2023

NET REVENUE	$	5,361,571.00	**100%**
Cost of Goods Sold	$	2,646,724.90	**49.36%**
Advertising/Marketing	$	69,000.78	1.29%
Direct Operating Expense	$	769,170.61	14.35%
General Administrative Expenses	$	330,334.32	6.16%
Interest Expense	$	64,173.90	1.20%
Payroll Expenses	$	1,287,587.16	24.02%
Travel Expenses	$	27,982.76	0.52%
TOTAL	$	**166,596.57**	**3.11%**
Depreciation & Amortization	$	170,373.91	3.18%
Other Misc	$	(219,490.34)	-4.09%
Net Income	$	**215,713.00**	**4.02%**

Mazevo Coffee Corporation
Consolidated Balance Sheet (unaudited)
January - December 2023

Cash Accounts	$	146,399.01
Inter-company Transactions (Mazevo Coffee Corporation)	$	0.00
Inventory Assets	$	209,495.99
Fixed Assets	$	578,041.13
Other Assets	$	76,254.42
TOTAL ASSETS	**$**	**1,010,190.55**
Cash Flow Accounts	$	117,291.93
Other Current Liabilities	$	99,283.44
Long-Term Liabilities	$	483,182.56
TOTAL LIABILITIES	**$**	**699,757.93**
Equity	$	310,432.62
TOTAL LIABILITIES & EQUITY	**$**	**1,010,190.55**

Mazevo Coffee Corporation
Consolidated Cash Flows (unaudited)
January - December 2023

OPERATING ACTIVITIES	$	313,275.30
INVESTING ACTIVITIES	$	(162,784.35)
FINANCING ACTIVITIES	$	(93,364.60)
NET CASH INCREASE FOR PERIOD	$	57,126.35
Cash at beginning of period	$	**89,272.66**
CASH AT END OF PERIOD	$	146,399.01

Mazevo Coffee Corporation
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
(unaudited)
2024

	# OF SHARES	$ AMOUNT	APIC	ACCUMULATED DEFICIT	TOTAL SHAREHOLDER EQUITY
INCEPTION	10,000,000	$ 1,000.00	$ 0.00	$ 0.00	$ 1,000.00
ISSUANCE OF COMMON STOCK	191,923	$ 19.19	$ 354,256.15	$ 0.00	$ 354,256.15
ADDITIONAL PAID IN CAPITAL		$ 0.00	$ 0.00	$ 0.00	$ 0.00
NET INCOME (LOSS)	—	—	—	$ (250,926.81)	$ (250,926.81)
BALANCE DEC 31, 2024	10,191,923	$ 1,019.19	$ 354,256.15	$ (250,926.81)	$ 104,348.53

2023 vs. 2024 Financial Comparison

Revenue & Profitability

Net Revenue
   2023: $5,361,571 (100%)
   2024: $6,087,886 (100%)
- **Net Income**
   2023: $215,713 (4.02%)
   2024: $(250,926) (-4.12%)

Cash Flow & Liquidity

Cash on Hand
   2023: $146,399
   2024: $246,534
- **Inventory Assets**
   2023: $209,495
   2024: $222,495
- **Fixed Assets**
   2023: $578,041
   2024: $567,709

Liabilities & Equity

Total Liabilities
   2023: $699,757
   2024: $811,110
- **Long-Term Liabilities**
   2023: $483,182
   2024: $596,175
- **Equity**
   2023: $310,432
   2024: $292,376

Cost Structure & Expenses

Cost of Goods Sold (COGS)
   2023: $2,646,724 (49.36%)
   2024: $2,856,394 (46.92%)
- **Advertising & Marketing**
   2023: $69,000 (1.29%)
   2024: $96,294 (1.58%)
- **Direct Operating Expenses**
   2023: $769,170 (14.35%)
   2024: $928,347 (15.25%)
- **General Administrative Expenses**
   2023: $330,334 (6.16%)
   2024: $400,819 (6.58%)
- **Interest Expense**
   2023: $64,173 (1.20%)
   2024: $38,971 (0.64%)
- **Payroll Expenses**
   2023: $1,287,587 (24.02%)
   2024: $1,763,178 (28.96%)
- **Travel Expenses**
   2023: $27,982 (0.52%)
   2024: $46,357 (0.76%)
- **Depreciation & Amortization**
   2023: $170,373 (3.18%)
   2024: $207,659 (3.41%)
- **Other-Miscellaneous Income/Expense**
   2023: $(219,490) (-4.09%)
   2024: $790 (0.01%)

Debt Summary (As of December 31, 2024)

Many of the company's loans, particularly those from Ascentium Capital and Leaf Capital, show a 0.0% interest rate. This is because interest and loan fees are lumped into the principal at the start of the loan, meaning no separate interest accrual occurs over time. Instead, the cost of borrowing is built into the loan balance upfront and repaid in fixed installments.

EIDL Loan

Creditor: SBA (Economic Injury Disaster Loan)
    Amount Owed: $106,177.34
    Interest Rate: 3.75%
    Maturity Date: May 28, 2050

Vehicle Loans

Creditor: Loan - 2015 Chevy Express 3500
    Amount Owed: $6,288.05
    Interest Rate: 5.29%
    Maturity Date: April 30, 2026
2. Creditor: Loan - 2014 Chevy Silverado
    Amount Owed: $14,774.02
    Interest Rate: 7.84%
    Maturity Date: June 25, 2027
(Loan for 2013 Dodge Ram is fully paid off.)

Leaf Capital Loans

Creditor: Leaf Capital (Loan #100-7235611-001)
    Amount Owed: $9,102.88
    Interest Rate: 0.0%
    Maturity Date: July 13, 2027
2. Creditor: Leaf Capital (Loan #100-7235611-002)
    Amount Owed: $21,502.37
    Interest Rate: 0.0%
    Maturity Date: May 13, 2028

Personal & Other Loans

Creditor: Loan from Rob Veltkamp
    Amount Owed: $21,582.32
    Interest Rate: 8.0%
    Maturity Date: March 1, 2027
2. Creditor: Loan from Troy Taylor
    Amount Owed: $0.00 (Fully paid off)
3. Creditor: Loan from Damion Taylor
    Amount Owed: $75,140.43
    Interest Rate: 22.6%
    Maturity Date: December 1, 2025

Debt Summary (As of December 31, 2024)

Ascentium Capital Loans

Creditor: Ascentium Capital
  Amount Owed: $5,634.20
  Interest Rate: 0.0%
  Maturity Date: September 2025

2. Creditor: Ascentium Capital
  Amount Owed: $5,891.05
  Interest Rate: 0.0%
  Maturity Date: May 2025

3. Creditor: Ascentium Capital
  Amount Owed: $1,491.00
  Interest Rate: 0.0%
  Maturity Date: June 2025

4. Creditor: Ascentium Capital
  Amount Owed: $6,070.40
  Interest Rate: 0.0%
  Maturity Date: December 2025

5. Creditor: Ascentium Capital
  Amount Owed: $25,453.69
  Interest Rate: 0.0%
  Maturity Date: January 2028

6. Creditor: Ascentium Capital
  Amount Owed: $50,572.78
  Interest Rate: 0.0%
  Maturity Date: June 2028

7. Creditor: Ascentium Capital
  Amount Owed: $16,562.66
  Interest Rate: 0.0%
  Maturity Date: August 2026

8. Creditor: Ascentium Capital
  Amount Owed: $91,498.65
  Interest Rate: 0.0%
  Maturity Date: April 2028

9. Creditor: Ascentium Capital
  Amount Owed: $33,539.26
  Interest Rate: 0.0%
  Maturity Date: July 2027

10. Creditor: Ascentium Capital (Cash Flow Loan)
• Amount Owed: $104,894.85
• Interest Rate: 0.0%
• Maturity Date: November 2025

Total Long-Term Liabilities (As of Dec 31, 2024): $596,175.89

Directors and Officers



DANIEL BOTZ
CHIEF EXECUTIVE
OFFICER & DIRECTOR

Daniel Allen Botz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
• Position: Chief Executive Officer & Director
• Dates of Service: September 2024 - Present (CEO) | January 2018 - Present (CFO &
Director)
• Responsibilities: As CEO, Daniel oversees the overall strategic direction, operations, and
financial health of Mazevo Coffee Corporation. He is responsible for leading business
growth, financial planning, and corporate governance while ensuring the company's
mission and culture are maintained.
• Compensation: $52,000 annually



DAMION TAYLOR
CHAIRMAN OF THE BOARD
& CFO

Damion Taylor's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chairman of the Board
• Dates of Service: September 2024 - Present (Chairman & CFO) | January 2016 - September 2024 (CEO & Chairman)
• Responsibilities: As Chairman of the Board, Damion provides leadership and strategic
oversight for Mazevo Coffee Corporation. He focuses on high-level decision-making,
guiding long-term company vision, and supporting corporate governance.
• Compensation: $52,000 annually



KEIRA TAYLOR
DIRECTOR & BOOKKEEPER

Keira Taylor's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director & Bookkeeper
• Dates of Service: January 2016 - Present
• Responsibilities: Keira sits on the board and assists with financial oversight, bookkeeping, and recordkeeping to ensure financial accuracy and compliance.
• Compensation: $24,000 annually

Directors and Officers



MATTHEW FRICK
CHIEF MARKETING
OFFICER & DIRECTOR

Matthew Frick's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Marketing Officer & Director
• Dates of Service: September 2022 - Present
• Responsibilities: Matthew oversees brand storytelling, marketing strategy, and
community engagement for Mazevo Coffee. He ensures consistency in branding across
various channels and markets.
• Compensation: $41,000 annually
Other business experience in the past three years:
• Employer: Stanwood Foursquare Church
    Title: Worship and Technical Director
    Dates of Service: January 2020 - December 2021
    Responsibilities: Led worship and managed the audio, video, and lighting production team.



MOLLY HAWK
CHIEF OPERATING
OFFICER & DIRECTOR

Molly Hawk's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Operating Officer & Director
• Dates of Service: May 2021 - Present
• Responsibilities: Molly oversees operational efficiency, growth planning, quality control,
policy implementation, and team development for Mazevo Coffee.
• Compensation: $52,000 annually
Other business experience in the past three years:
• Employer: State of Montana
    Title: Notary Public
    Dates of Service: January 2023 - Present
    Responsibilities: Certified as a Notary Public.



TYLER NASH
CHIEF RELATIONS
OFFICER & BOARD
SECRETARY

Tyler Nash's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Relations Officer & Board Secretary of
20 24• Dates of Service: October 2016 - Present
• Responsibilities: Tyler manages internal and external company relations, builds strategic
partnerships, and oversees compliance-related policies and risk management.
• Compensation: $52,000 annually

Principal Securities Holders

(As of February 28, 2025)

Title of Class: Common Stock

1. Stockholder Name: Damion M. Taylor

   Amount and Nature of Beneficial Ownership: 5,500,000 shares

   Percent of Class: 53.70%

2. Stockholder Name: Tyler R. Nash

   Amount and Nature of Beneficial Ownership: 3,300,000 shares

   Percent of Class: 32.22%

Our Company Securities

The company has authorized equity stock. As part of the Regulation Crowdfunding raise completed on October 16, 2024, the company sold 191,923 shares of Common Stock, raising $354,275.34.

Common Stock

• Authorized Shares: 11,000,000
• Outstanding Shares: 10,191,923 (Reflecting the additional shares sold in the Regulation Crowdfunding raise.)

Voting Rights

• The original 10,000,000 shares are subject to a shareholder agreement governing voting rights.
• The 191,923 shares issued in the Regulation Crowdfunding raise are subject to a voting proxy agreement, outlined below.
• There are no separate classes of voting stock—all Common Stockholders have voting rights.

Material Rights

• No preemptive rights—shareholders do not have the automatic right to purchase additional shares.
• Shares may be subject to transfer restrictions in compliance with securities laws.
• In the event of a liquidation, dissolution, or sale of the company, stockholders are entitled to pro-rata distributions after all liabilities are satisfied.

Voting Rights of Securities Sold in This Offering

Voting Proxy Agreement (For 191,923 Shares Sold in the Regulation Crowdfunding Raise)

Each Subscriber who participated in the October 2024 Regulation Crowdfunding raise has appointed the Chief Executive Officer of the Company (the "CEO"), or their successor, as their true and lawful proxy and attorney, granting the CEO full authority to:

1. Vote all securities held by the Subscriber.
2. Receive and give notices and communications on behalf of the Subscriber.
3. Execute necessary corporate instruments or documents in connection with the securities.
4. Take any actions deemed appropriate for the management and corporate governance of the Company.

This proxy and power are irrevocable and will remain in effect under the following conditions:

• If the Subscriber is an individual, the proxy remains effective even in the case of death, incompetency, or disability.
• If the Subscriber is an entity, the proxy remains valid through mergers, reorganizations, or other entity changes.

The Proxy Agreement will terminate upon either:

• A firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933.
• The effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the company's Common Stock.

Board Certification

The undersigned members of the Board of Directors of Mazevo Coffee Corporation hereby certify that they have reviewed and approved the 2024 Annual Report as presented. The financial statements and accompanying information accurately reflect the company's financial position and operations for the fiscal year ending December 31, 2024.

We affirm that this report has been prepared in accordance with the best practices of corporate governance and financial reporting, and to the best of our knowledge, it provides a true and fair view of the company's performance.

Certified and Approved by the Board of Directors:

Damion Taylor
Chairman of the Board

Daniel Allen Botz
Chief Executive Officer & Director

Keira Taylor
Director & Bookkeeper

Matthew Frick
Chief Marketing Officer & Director

Molly Hawk
Chief Operating Officer & Director

Tyler Nash
Chief Relations Officer & Board Secretary

Conclusion

2024 was a year of both growth and challenge for Mazevo Coffee Corporation. While we expanded our operations and increased revenue, rising costs and investments in our team and infrastructure impacted profitability. Despite these challenges, we remain committed to our mission of radiating joy and being a light in every community we serve, encouraging people to "Love One Another"—one cup at a time.

Looking ahead, our focus will be on strengthening operational efficiency, optimizing costs, and driving sustainable growth. With a strong foundation, a dedicated team, and a loyal customer base, we are confident in our ability to navigate the evolving market and continue building a company that makes a meaningful impact.

We appreciate the ongoing support of our investors, employees, and customers who believe in the Mazevo vision. Together, we look forward to a future of continued success and community-driven growth.



CERTIFICATION

I, Damion Taylor, Principal Executive Officer of Mazevo Coffee Corporation, hereby certify that the financial statements of Mazevo Coffee Corporation included in this Report are true and complete in all material respects.

Damion Taylor

Director